                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             -------------------

                                  FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                (Fee Required)

FOR THE FISCAL YEAR ENDED JUNE 30, 1994          COMMISSION FILE NUMBER 1-3344

                    SARA LEE CORPORATION PERSONAL PRODUCTS
                    RETIREMENT SAVINGS PLAN OF PUERTO RICO
                           (Full title of the plan)

                             --------------------

                             SARA LEE CORPORATION
                          THREE FIRST NATIONAL PLAZA
                                  SUITE 4600
                           CHICAGO, ILLINOIS 60602
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       [ARTHUR ANDERSEN LLP LETTERHEAD]




                       SARA  LEE  CORPORATION
                       PERSONAL  PRODUCTS  RETIREMENT
                       SAVINGS  PLAN  OF  PUERTO  RICO


                       FINANCIAL  STATEMENTS
                       AS  OF  JUNE  30,  1994  AND  1993
                       TOGETHER  WITH  AUDITORS'  REPORT





                       EMPLOYER  IDENTIFICATION  NUMBER:  36-2089049
                       PLAN NUMBER:  202

                       [ARTHUR ANDERSEN LLP LETTERHEAD]


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Sara Lee Corporation
Pension and Employee Benefits Committee:

We have audited the accompanying statements of net assets available for Plan benefits of the SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO as of June 30, 1994 and 1993, and the related statement of changes in net assets available for Plan benefits for the year ended June 30, 1994. These financial statements are the responsibility of Sara Lee Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico as of June 30, 1994 and 1993, and the changes in its net assets available for Plan benefits for the year ended June 30, 1994, on the basis of accounting described in Note 2.


                                               /s/ ARTHUR ANDERSEN LLP


Chicago, Illinois,
December 15, 1994

                    SARA LEE CORPORATION PERSONAL PRODUCTS
                    RETIREMENT SAVINGS PLAN OF PUERTO RICO

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AS OF JUNE 30, 1994 AND 1993

                                                       1994         1993
                                                     --------     --------
ASSETS:
  Value of interest in Master Trust-
    Interest Income Fund                             $1,428,572   $1,255,860
    Puerto Rico Sara Lee Stock Fund                      23,723        7,272
    Diversified Equity Fund                              18,066       12,552
    Aggressive Equity Fund                                  --        45,233
    Small Stock Fund                                     64,571           --
    International Equity Fund                             3,849           --
    Balanced Fund                                        15,766           --
                                                      ---------    ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $1,554,547   $1,320,917
                                                      ==========   ==========


                The accompanying notes to financial statements
                  are an integral part of these statements.

                    SARA LEE CORPORATION PERSONAL PRODUCTS
                    RETIREMENT SAVINGS PLAN OF PUERTO RICO

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       FOR THE YEAR ENDED JUNE 30, 1994

                                                     Puerto
                                                      Rico
                                         Interest   Sara Lee                             Small
                                          Income     Stock    Diversified   Aggressive   Stock  International  Balanced
                                           Fund      Fund     Equity Fund   Equity Fund  Fund    Equity Fund     Fund      Total
                                         --------   --------  -----------   -----------  -----   ------------  --------    -----

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                      $1,255,860   $7,272   $12,552      $45,233     $     -    $  -        $   -     $1,320,917
                                         ----------   ------   -------      -------     -------    ------      --------  ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
    Interest                                 96,250       11         1         -              8       -            -         96,270
    Dividends                                 -          207       456         -          3,177         1          136        3,977
    Realized gain                             -          610       153         -            112         3           (4)         874
    Unrealized gain (loss)                    -       (2,414)     (676)        -         (1,919)       31         (399)      (5,377)
    Net change in accrued income               (146)     135       -           -             (4)      -            -            (15)
    Other income                                 90      -         -           -            -         -            -             90
  Contributions-
    Employer                                 38,385      -         -           -            -         -            -         38,385
    Participant                             158,001   11,911     8,055         -          8,541     1,528        5,904      193,940
                                         ----------   ------   -------      -------     -------    ------      --------  ----------
        Total additions                     292,580   10,460     7,989         -          9,915     1,563        5,637      328,144
                                         ----------   ------   -------      -------     -------    ------      --------  ----------

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
    Benefits paid to participants          (112,823)    (372)     (690)        -            -         -            -       (113,885)
                                         ----------   ------   -------      -------     -------    ------      --------  ----------
        Net increase                        179,757   10,088     7,299         -          9,915     1,563        5,637      214,259
                                         ----------   ------   -------      -------     -------    ------      --------  ----------

INTERFUND TRANSFERS, net                      1,756   (2,639)   (4,566)     (45,233)     49,359       882          441        -
                                         ----------   ------   -------      -------     -------    ------      --------  ----------

TRANSFERS TO/(FROM) THE PLAN, net            (8,801)   9,002     2,781         -          5,297     1,404        9,688       19,371
                                         ----------   ------   -------      -------     -------    ------      --------  ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                           $1,428,572  $23,723   $18,066      $  -        $64,571    $3,849      $15,766   $1,554,547
                                         ==========  =======   =======      =======     =======    ======      =======   ==========


The accompanying notes to financial statements are an integral part of this statement.

                     SARA LEE CORPORATION PERSONAL PRODUCTS

                     RETIREMENT SAVINGS PLAN OF PUERTO RICO


                         NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1994 AND 1993



1.       DESCRIPTION OF PLAN:

The following brief description of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") is provided for general information purposes only. Sara Lee Consumer Personal Products ("Hanes") is wholly owned by Sara Lee Corporation (the "Company"). The Plan was formerly the Sara Lee Consumer Personal Products Retirement Savings Plan. The assets associated with the participants on the U.S. payroll were merged with the Sara Lee Corporation 401(k) Supplemental Savings Plan. The assets associated with the participants on the Puerto Rico payroll remained in the Plan.

General

The Plan is a defined contribution pension plan covering salaried, nonunion, eligible employees on the Puerto Rico payroll who have completed 12 months of credited service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Contributions

The participants may defer payment of a percentage of their compensation by electing to have such percentage withheld from their compensation on a pretax basis and contributed to the Plan on their behalf by Hanes. The participant contributions can range from not less than 1% to no greater than 10% of compensation, subject to limitations as noted in the Plan. Participants have the option to invest in one or more of the six investment funds of the Plan in even multiples of 10%. Participants may change their contribution percentage as often as once per quarter. The investment funds consist of:

         Interest Income Fund--The Interest Income Fund seeks to provide stability of principal and a positive rate of return. The Interest Income Fund invests primarily in investment contracts issued by insurance companies and banks of high credit quality. The investment contracts held by the fund are obligations of the issuing insurance companies or banks and are not guaranteed as to principal or interest by an agency of the federal government. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         Puerto Rico Sara Lee Stock Fund--The Puerto Rico Sara Lee Stock Fund is designed to provide employees with the opportunity to share in the potential growth of the Company's stock. The Sara Lee Stock Fund invests in the common stock of Sara Lee Corporation. A small portion of the fund will be invested in money market instruments to facilitate daily cash flow into and out of the fund.

         Diversified Equity Fund--The Diversified Equity Fund attempts to achieve growth of principal and modest current income. The Diversified Equity Fund invests proportionately in all of the stocks included in the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of stock market performance.

         Aggressive Equity Fund--The Aggressive Equity Fund seeks long-term growth of capital and invests primarily in common stock and securities convertible into common stock.

         Small Stock Fund--The Small Stock Fund seeks long-term growth of capital. The Small Stock Fund attempts to provide investment results paralleling those of the Russell 2000 Index, a broadly diversified index of small company stocks.

         International Equity Fund--The International Equity Fund seeks long-term growth of capital by investing in stocks of companies located outside the United States.

         Balanced Fund--The Balanced Fund attempts to provide current income and the potential for long-term growth of income and capital. The Balanced Fund invests 60% of its assets in a portfolio of stocks that is expected to parallel the returns of the Wilshire 5000 Stock Index and 40% of its assets in a fixed income portfolio that is structured to track the Lehman Brothers Aggregate Bond Index.

Prior to July 1, 1985, participants were allowed to make after-tax contributions of 1% to 5% of their compensation. These after-tax contributions are no longer allowed in accordance with the July 1, 1985, restatement.

The Company will contribute an amount equal to 35% of the pretax compensation deferred contributions made by the participants employed by the Puerto Rican Division of Hanes, not in excess of 5% of the participants' compensation.

Participant Accounts

Each participant's account is credited with the participant's contribution, the participant's portion of the Company's contribution as determined above and an allocation of the Plan's earnings. Allocations are based on the ratio that each participant's account balance for the period bears to the total of all participants' account balances for the period.

Administrative Fees and Expenses

Administrative fees and expenses associated with the Plan are paid by the Company.

Vesting

All participants' accounts are fully vested and nonforfeitable at all times.

Withdrawals

A participant may withdraw all or a portion of his after-tax account balance. Withdrawal of a pretax account balance may be made only when a financial hardship exists.

Benefit Payments

Upon termination of service, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary by payment in cash or stock if invested in the Puerto Rico Sara Lee Stock Fund.

A participant's settlement date will be the date on which his employment with the Company is terminated due to one of the following (the first to occur):

         a. Normal or late retirement--The date of the participant's retirement on or after attaining age 65.

         b. Early retirement--The date of the participant's retirement on or after attaining age 55 and completing 10 years of credited service but before attaining age 65.

         c.  Death--The date of the participant's death.

         d. Resignation or dismissal--The date the participant resigns or is dismissed from the Company before attaining age 55 and completing 10 years of credited service.

         e. Total disability retirement--The date the participant becomes totally disabled.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under the modified cash basis of accounting, cash investments are recorded at accrued fair market value per Wachovia Bank and Trust Company, N.A. (the "Trustee") and payments and contributions are recorded as the cash is paid or received by the Trustee.

Valuation of Investments

Investments are stated at aggregate market value. The assets of the Plan are commingled in the Sara Lee Corporation Investment Trust (the "Investment Trust") at the Wachovia Bank & Trust Company, N.A. The Investment Trust had investments totaling $321,865,969 at June 30, 1994. The composition of these investments is as follows:

      Non-interest-bearing cash                                    $     58,541
      Employer contribution receivable                                   86,757
      Participant contribution receivable                                75,023
      Income receivable                                               1,518,691
      Other receivables                                                 183,136
      Corporate stock common                                         29,702,040
      Nonparticipant loans secured by mortgage                          630,483
      Participant loans                                              14,331,821
      Investment in common/collective trust                           9,425,127
      Investment in registered investment company                    67,941,912
      Unallocated insurance contract investments                    197,912,438
                                                                   ------------
                    Total                                          $321,865,969
                                                                   ============

Master Trust income allocated to the participating plans for the year ended June 30, 1994, is as follows:

      Employer contributions                                        $ 5,765,875
      Participant contributions                                      30,724,966
      Noncash contributions                                           1,779,832
      Interest income                                                14,605,649
      Common stock dividends                                            867,797
      Realized gain on sale of assets                                  (103,634)
      Net investment gain from common/collective trusts                 523,233
      Net investment gain from registered investment companies        1,760,769
                                                                    -----------
                    Net investment income                           $55,924,487
                                                                    ===========

The Plan assets represent .48% and .45% of Investment Trust assets as of June 30, 1994 and 1993, respectively. The schedule of assets held for investment purposes and the schedule of 5% reportable transactions are disclosed in the Wachovia Master Trust filing.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company may discontinue its contributions to the Plan at any time and terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, participants will receive their full account balance.

4.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Although the plan administrator believes that the Plan is currently designed and operated in compliance with the requirements of the Internal Revenue Code, a new determination letter has been filed to ensure that the amendments and revisions that have occurred after September 11,

1986, are included. Therefore, the plan administrator believes that the Plan was qualified and the trust was tax-exempt as of the financial statement date.

5.  CURRENT-YEAR EVENT:

Effective July 1, 1993, two additional investment fund choices, the Balanced Fund and the International Equity Fund, were made available to participants. The Aggressive Equity Fund was changed to the Small Stock Fund.

6.  RECONCILIATION TO FORM 5500:

As of June 30, 1994, the Plan had approximately $97,084 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended June 30, 1994:

                                           Benefits                      Net Assets
                                          Payable to       Benefits     Available for
                                         Participants        Paid       Plan Benefits
                                         ------------     ---------     -------------
      Per financial statements             $   -          $113,885       $1,554,547
      Accrued benefit payments              97,084          97,084         (97,084)
                                           -------        --------       ----------
      Per Form 5500                        $97,084        $210,969       $1,457,463
                                           =======        ========       ==========

7.  SUBSEQUENT EVENT:

By resolution dated September 19, 1994, the Plan was amended and restated in full, effective July 1, 1994, to incorporate all prior amendments and to conform with the applicable requirements of the Tax Reform Act of 1986.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico previously filed Registration Statement File No. 33-35760.

                                      /s/ ARTHUR ANDERSEN LLP

Chicago, Illinois,
December 15, 1994

                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 1994

                                          SARA LEE CORPORATION
                                          PERSONAL PRODUCTS RETIREMENT
                                          PLAN OF PUERTO RICO

                                          By: SARA LEE CORPORATION
                                          PERSONAL PRODUCTS RETIREMENT PLAN
                                          OF PUERTO RICO COMMITTEE

                                          By:   /s/ Michael E. Murphy
                                             ---------------------------------
                                             Michael E. Murphy, As a Committee
                                             Member on Behalf of the Committee